SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PEDEVCO CORP.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

70532Y204
(CUSIP Number)

Clark R. Moore 4125 Blackhawk Plaza Circle Suite 201 Danville, California 94506 (855) 733-2685
(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 70532Y204

1	NAME OF REPORTING PERSONS Frank C. Ingriselli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,956,541 shares of common stock (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,956,541 shares of common stock (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,541 shares of common stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 410,182 shares of common stock underlying warrants and options.

CUSIP No. 70532Y204

1	NAME OF REPORTING PERSONS Global Venture Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER 814,606 shares of common stock (2)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 814,606 shares of common stock (2)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,606 shares of common stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

(2) Includes 19,382 shares of common stock underlying warrants.

CUSIP No. 70532Y204

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to Schedule 13D as filed on August 6, 2012 and amended by Amendment No. 1 thereto filed on March 21, 2013 (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of PEDEVCO CORP., a Texas corporation formerly named Blast Energy Services, Inc. (the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 70532Y204

This Amendment is being filed to amend Items 2, 3, 4, 5 and 7 of the Schedule 13D as set forth below:

Item 2.	Identity and Background.

Section (a) of Item 2 is hereby amended and restated to read as follows:

(a)           This Schedule 13D is filed by Frank C. Ingriselli and Global Venture Investments LLC (“GVEST”) (each individually a “Reporting Person,” and together, the "Reporting Persons").  GVEST is a limited liability company owned and controlled by Mr. Ingriselli.  Due to Mr. Ingriselli’s ownership of GVEST, Mr. Ingriselli is deemed to beneficially own the securities held by GVEST.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated to read as follows:

On July 27, 2012, the Company completed the transactions contemplated by an Agreement and Plan of Merger dated January 13, 2012 (the "Merger Agreement") among the Company, Blast Acquisition Corp., a wholly owned Nevada subsidiary of the Company ("MergerCo"), and Pacific Energy Development Corp., a privately held Nevada corporation ("PEDCO").  Pursuant to the Merger Agreement and effective July 27, 2012, MergerCo was merged with and into PEDCO (the "Merger"), with PEDCO continuing as the surviving entity and becoming a wholly owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Persons held securities issued by PEDCO.  Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Persons acquired beneficial ownership of certain of the securities that are the subject of this Schedule 13D/A in exchange for their securities issued by PEDCO.  The Reporting Persons acquired such securities for investment purposes.

On August 30, 2012, Mr. Ingriselli gifted 26,667 shares of the Company’s common stock in a charitable transaction to a third party.

On December 19, 2012, Mr. Ingriselli affected a cashless exercise of a stock option to purchase shares of the Company’s common stock at an exercise price of $0.51 per share and was issued 40,123 shares of the Company’s common stock (2,441 shares were surrendered to the Company in connection with the cashless exercise).

On March 11, 2013, Mr. Ingriselli transferred ownership of 1,045,656 shares of Common Stock of the Company to Mary T. Ingriselli pursuant to an inter-spousal agreement.

On March 22, 2013, GVEST was granted warrants to purchase 19,048 shares of the Company’s common stock with an exercise price of $5.25 per share in connection with a bridge note financing.

On August 9, 2013, Mr. Ingriselli was issued 450,000 restricted shares of the Company’s common stock, which are subject to forfeiture.  40% vest on the six month anniversary of the grant date; 15% vest on the 18 month anniversary of the grant date; 15% vest on the 24 month anniversary of the grant date; 15% vest on the 30 month anniversary of the grant date and the balance (15%) vest on the 36 month anniversary of the grant date, in each case, as long as Mr. Ingriselli remains an employee of, or a consultant to, the Company.

The Reporting Persons acquired such shares of Common Stock for investment purposes. Depending upon market conditions and other factors that the Reporting Persons deem material, after the date of this Schedule 13D/A the Reporting Persons may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that they now own or hereafter may acquire.  The Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as they may determine.

CUSIP No. 70532Y204

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of common stock (“Shares”) reported owned by each person named herein is based upon 22,499,578 Shares outstanding, which is the total number of Shares outstanding as of August 12, 2013.

As of the close of business on August 12, 2013, Mr. Ingriselli is deemed to beneficially own 1,956,541 Shares, including 19,382 Shares underlying Common Stock Warrants and 390,800 Shares underlying Stock Options, constituting approximately 8.5% of the Shares outstanding.  By virtue of his ownership of GVEST, Mr. Ingriselli is deemed to beneficially own the Shares owned by GVEST.

As of the close of business on August 12, 2013, GVEST is deemed to beneficially own 814,606 Shares, including 19,382 Shares underlying Common Stock Warrants, constituting approximately 3.6% of the Shares outstanding.  By virtue of his ownership of GVEST, Mr. Ingriselli is deemed to beneficially own the Shares owned by GVEST.

This statement reports an aggregate of 1,956,541 Shares, including 19,382 Shares underlying Common Stock Warrants and 390,800 Shares underlying Stock Options, constituting approximately 8.5% of the Shares outstanding.

(b)           Mr. Ingriselli has sole power to to vote or to direct the vote of and sole power to dispose or to direct the disposition of all 1,956,541 Shares he beneficially owns, including 19,382 Shares underlying Common Stock Warrants and 390,800 Shares underlying Stock Options.

GVEST has sole power to to vote or to direct the vote of and sole power to dispose or to direct the disposition of all 814,606 Shares it beneficially owns, including 19,382 Shares underlying Common Stock Warrants.  By virtue of his ownership of GVEST, Mr. Ingriselli has sole power to to vote or to direct the vote of and sole power to dispose or to direct the disposition of all Shares owned by GVEST.

(c)           See Item 4, above.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 7.	Material to be filed as Exhibits.

The following documents are included as exhibits to this Schedule 13D/A:

99.1	Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2013		/s/ Frank C. Ingriselli
FRANK C. INGRISELLI

GLOBAL VENTURE INVESTMENTS LLC

/s/ Frank C. Ingriselli
	By:	FRANK C. INGRISELLI
	Its:	MANAGER